Exhibit (a)(1)(G)

February 20, 2020
 INNOVATE BIOPHARMACEUTICALS, INC.
8480 Honeycutt Road, Suite 120
Raleigh, NC 27615

To the Holders of the Original Warrants:

As you know, Innovate Biopharmaceuticals, Inc. (the ‘‘Company’’) is offering holders of certain warrants to purchase common stock of the Company the opportunity to amend and exercise their warrants at a temporarily reduced cash exercise price of $0.15 per share of common stock, upon the terms set forth in the Offer to Amend and Exercise Warrants to Purchase Common Stock dated as of February 12, 2020 (the ‘‘Offer to Amend and Exercise’’). All terms not defined in this letter shall have the meanings set forth in the Offer to Amend and Exercise.

Offering materials, each dated February 12, 2020, were previously provided to you. As stated in the Offer to Amend and Exercise, on January 22, 2020, the Company filed a proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”) with respect to a special meeting of stockholders to take place on February 14, 2020 (the “Special Meeting”), to approve certain proposals, including Proposal No. 2 therein whereby Company stockholders were asked to approve the issuance of shares to Eligible Holders in connection with this Offer to Amend and Exercise. The exercise of the Original Warrants is expressly contingent on (i) the approval of Proposal No. 2 by Company stockholders at the Special Meeting and (ii) the satisfaction or waiver of the obligations of each party to the Merger Agreement (the “Expiration Conditions”).

Since the mailing of the offering materials, the Company held the Special Meeting. Proposal No. 2 was approved by Company stockholders at the Special Meeting and thus one of the two Expiration Conditions to the exercise of the Original Warrants has been satisfied.

To participate in the Offer to Amend and Exercise and exercise an Amended Warrant to receive the number of shares of Company common stock issuable therefor, you must deliver to the Company, prior to the Expiration Date, the following: (i) a signed and completed copy of the enclosed amended Election to Consent, Participate and Exercise Warrant, (ii) a signed copy of an Accredited Investor Questionnaire, (iii) the original copy of your Original Warrant, (or an Affidavit of Loss and Indemnification Agreement), for cancellation, and (iv) cash in the amount equal to $0.15 per share multiplied by the number of shares of common stock you elect to purchase (collectively, the “Acceptance and Exercise Documents”). The Acceptance and Exercise Documents, including the cash tendered by check or wire transfer, must be delivered as set forth in the Offer to Amend and Exercise. If you properly tender (and do not validly withdraw) these materials on or prior to the Expiration Date promptly following the Expiration Date, we intend to notify the escrow agent and our transfer agent of our acceptance of your payment of the exercise price and these materials and issue and deliver to you the number of shares of Company common stock issuable under the Amended Warrant.

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to the Company at any time prior to the Expiration Date. The Notice of Withdrawal must be properly completed and must be returned to the Company on or prior to the Expiration Date. If you properly withdraw in a timely manner as set forth above, we will promptly: (i) cancel your signed copy of the Election to Consent, Participate and Exercise Warrant, (ii) return the original copy of your Original Warrant, or issue you a new Original Warrant if you submitted an Affidavit of Loss and Indemnification Agreement, and (iii) provide you with a check equal to the amount of cash you paid to exercise the Amended Warrant.

Thank you for your time in reviewing this request.

Sincerely,
/s/ Sandeep Laumas, M.D.
Sandeep Laumas, M.D.
Chief Executive Officer
Innovate Biopharmaceuticals, Inc.